SCHEDULE 13D

Reg 240.13d-101. Schedule 13D--Information to be included in statements filed pursuant to 240.13d-1(a) and amendments thereto filed pursuant to 240.13-d-2(a). SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No           )*

Columbia Financial Corporation                         (Name of Issuer)
23-2
-------------------------------------------------
Common Stock                                           (Title of Class of
                                                        Securities)
------------------------------------------------
197642-10-1                                            (CUSIP Number)
------------------------------------------------
Theodore H. Reich, President
Woods Investment Company, Inc.
300 Market Street, PO Box 967
Williamsport PA  17703-0967
717-322-1111                                           (Name, Address and
                                                        Telephone Number
                                                        of Person
                                                        authorized to
                                                        Receive Notices
                                                        and Communications)
-------------------------------------------------
August 21, 1998    					       (Date of Event which
                                                        Requires Filing of
                                                        this Statement)
-------------------------------------------------

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
 schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class ofsecurities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.
197642-10-1
-----------------
1)  Names of Reporting Persons S.S. or I.R.S Identification Nos. Of Above
 Persons
Woods Investment Company, Inc.
23-2769539
----------------------------------------------


2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3)  SEC Use Only

4)  Source of Funds (See Instructions)
WIC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
 2(d) or 2(e)      [          ]

6)  Citizenship or Place of Organization
DE

Number of     (7)  Sole Voting Power           70,359
Shares
Beneficially  (8)  Shared Voting Power            N/A
Owned by      (9)  Sole Dispositive Power      70,359
Each
Reporting
Person With   (10) Shared Dispositive Power       N/A

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
Woods Investment Company, Inc.   70,359

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
N/A

13)  Percent of Class Represented by Amount in Row (11)
7.73% of Common Stock

14)  Type of Reporting Person (See Instructions)
CO

[Schedule 13D cover page amended in Release No. 34-37692 (85,845), effective October 7, 1996, 61 F.R. 49957.]

ITEM 1.  SECURITY AND ISSUER.
Columbia Financial Corporation
11 West Main Street
Bloomsburg PA  17815
Common Stock

ITEM 2.  IDENTITY AND BACKGROUND
Woods Investment Company, Inc.
Delaware, United States of America
Investment Holding Company
Principal Business Address
Corporation Trust Office
1209 Orange Street
Wilmington DE  19801
Address of Principal Office
Corporation Trust Center
1209 Orange Street
Wilmington DE  19801
Woods Investment Company, Inc. Has never been involved in any criminal or civil proceedings


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Working Capital

ITEM 4.  PURPOSE OF TRANSACTION.
This purchase was made for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
(A) Aggregate number of shares purchased of Columbia Financial Corporation common stock - 70,359 which represents 7.73% of the outstanding shares at August 19, 1998.

(B) Woods Investment Company, Inc. has the sole voting and dispositive power of the 70,359 beneficially owned shares of the issuer.

(C) Woods Investment Company, Inc. purchased 2,000 shares of common stock of Columbia Financial Corporation at $41.75 on 8/21/98. Woods Investment Company executed this purchase through a broker.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
 None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 1998
-----------------------------
Date


______________________________

/s/ Theodore H. Reich
------------------------------
Signature

Theodore H. Reich
President
-------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall by typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OF OMISSIONS OF FACT CONSTITUTE
 FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)